Filed by Macquarie Infrastructure Holdings, LLC

Pursuant to Rule 425 under the Securities Act of 933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Macquarie Infrastructure Corporation

Commission File No.: 001-32384

Date: February 17, 2021

Excerpts from Earnings Release of Macquarie Infrastructure Corporation dated February 17, 2021:

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MIC today filed a registration statement with the Securities and Exchange Commission (“SEC”) on Form S-4 pursuant to which it proposes to reorganize its listed parent company as a pass-through Delaware limited liability company, Macquarie Infrastructure Holdings, LLC (“MIH LLC”). If approved by shareholders, the reorganization is expected to be completed following entry into an agreement by MIC to sell its Atlantic Aviation business but prior to closing of the sale.

The S-4 also notes that MIC expects to distribute its MIC Hawaii businesses to MIH LLC. The Hawaii Public Utilities Commission approved the distribution in April 2020. The distribution of MIC Hawaii facilitates the sale of Atlantic Aviation prior to the sale of MIC Hawaii. MIC Hawaii would be sold via a sale of MIH LLC following the completion of a sale of Atlantic Aviation.

“Our highest priority is the maximization of shareholder value through the timely sales of our remaining businesses. We believe the proposed reorganization will allow us to sell Atlantic Aviation sooner than we would likely be able to under our current corporate structure and without altering the tax consequences of any sale,” said Christopher Frost, chief executive officer of MIC. “We will ask shareholders to approve the reorganization before we implement it.”

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Excerpts from the Transcript of Macquarie Infrastructure Corporation Earnings Call held on February 17, 2021:

Christopher Frost:

. . .

Along with our financial results for the fourth quarter and full year 2020 published earlier this morning, we filed a registration statement with the SEC whereby we propose to reorganize the Company to be able to sell Atlantic Aviation prior to selling MIC Hawaii without incurring corporate capital gains tax.

Subject to SEC clearance and shareholder approval, we would expect to implement the reorganization only after we have entered into an agreement to sell Atlantic Aviation and just prior to the closing of such sale.

. . .

Turning to the proposed reorganization…

During prior calls I have said that our pursuit of strategic alternatives would likely maximize value through separate sales of our operating businesses.

Currently, the most efficient process would entail the sale of MIC Hawaii, followed by the sale of Atlantic Aviation as the remainder of MIC.

This sequence would be tax efficient as corporate capital gains tax would only be paid on the sale of the relatively smaller MIC Hawaii business.

The sale of Atlantic Aviation via a sale of the stock of MIC would not give rise to corporate capital gains tax.

However, the sale of MIC Hawaii would be subject to the approval of the Hawaii Public Utilities Commission, or the Commission.

As is customary in transactions involving regulated utilities, receipt of the approval from the Commission could take twelve months or longer.

The approval process could delay the sale of Atlantic Aviation or make the sale subject to the prior completion of the sale of MIC Hawaii.

Our highest priority is maximizing shareholder value through the sales of our remaining operating businesses. Therefore, we are proposing to reorganize MIC to facilitate the sale of Atlantic Aviation prior to the sale of MIC Hawaii without incurring corporate capital gains tax.

To achieve this, we intend to reorganize MIC into a listed limited liability company, or LLC, taxed as a partnership. At the same time, we intend to distribute MIC Hawaii up to the LLC.

The LLC would then be able to sell Atlantic Aviation and distribute all net proceeds to unit holders.

The last step in the process would be the sale of the LLC then owning only MIC Hawaii. Completion of the sale of the LLC would be subject to the Commission’s change of control approval process I mentioned earlier.

We need shareholder approval for the reorganization, which we may seek potentially in late May.

To be clear, we expect to implement the reorganization only after we have entered into an agreement to sell Atlantic Aviation and just prior to close of such sale.

The board firmly believes that the reorganization is in the best interest of shareholders as it may facilitate the sale of Atlantic Aviation in a tax-efficient and timely manner.

. . .

The proposed reorganization of MIC provides us with additional flexibility in this process, notably with respect to the timely and tax-efficient sale of Atlantic Aviation prior to the sale of MIC Hawaii.

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TJ Schultz, RBC Capital Markets:

Hey, good morning. Thanks. Just first on the reorganization of the structure, just so I have it straight, so if you sell Aviation first and those proceeds are distributed, do you still eventually get the tax impact when you sell Hawaii? Thanks.

Christopher Frost:

Yeah, a couple of things in that. You’re right that under our current structure, TJ, if we were to sell Atlantic Aviation from under MIC, that would incur capital gains tax on that transaction. With the proposed restructure, it will enable us to sell Atlantic Aviation before MIC Hawaii without incurring capital gains tax. The distribution up to the LLC of MIC Hawaii is a taxable event. So as I outlined in our prepared remarks, if we were to sell MIC Hawaii first and then a takedown of the listed entity compared to restructuring, selling Atlantic and then a takedown of the LLC, all other things being equal, the after-tax net proceeds would be unchanged.

. . .

Josh Kolevzon, Balyasny Asset Management:

Hey, guys. Just quick--just to flesh out the timing a little bit, you said you would hold, like if you were to sell Atlantic Aviation then you would file for shareholder approval? I’m just a little confused on--if you could sort of--I missed--

Christopher Frost:

Yeah.

Josh Kolevzon, Balyasny Asset Management:

--the call, if you could just sort of walk through the timeline of, you know, how all that would--like is it like letting Aviation deal as announced, and then we go through the shareholder process, or, I mean, just how does that work exactly again?

Christopher Frost:

So what I noted in my prepared remarks is that we require shareholder approval to affect the merger, and based on our current timeline that we would anticipate seeking shareholder approval for the merger potentially in late May. I also made the point that we do not intend, at this stage, to implement the merger until such time as we have entered into an agreement to sell Atlantic Aviation and just prior to the close.

And the reason for that reflects our objective that we acknowledge the fact that an LLC may give rise to index eligibility issues, and that may cause a potential rotation of the register. Therefore, our objective is to minimize to the extent possible the period of time that the LLC will own Atlantic Aviation, and to the extent that the LLC owns Atlantic Aviation, we have already entered into an agreement to sell it, and completion is imminent, as well as the proposed use of proceeds and any special distribution coming out of that. So the first step of the process is to seek shareholder approval for the reorganization, but not to put it into place until such time as we’ve entered into an agreement to sell Atlantic, but just prior to close.

Josh Kolevzon, Balyasny Asset Management:

So then, I mean, it’s--when you say that, it seems to me like you would like to have a deal to sell Atlantic Aviation before the end of May.

Christopher Frost:

No, I think I sort of separate out the approvals that we need to go through in order to implement the restructure, and that the sort of seeking shareholder approval to implement the restructure may or may not be the same timetable as sort of the sale of Atlantic. What I would say with respect to the--our objectives with the sale of Atlantic is that, you know, it’s certainly my objective that we complete the sale of Atlantic this year.

Josh Kolevzon, Balyasny Asset Management:

But you could announce it, I mean theoretically tomorrow, and then go through the shareholder re-org part and then close it. It’s only the period of time between when the actual re-org happens and the sale closes that you’re concerned about?

Christopher Frost:

I’m sorry, I’m not sure of the question.

Josh Kolevzon, Balyasny Asset Management:

I’m saying from the--when you were talking about the--the turnover and the shareholder register and the possible index implication that the concern is from the time the reorganization is actually implemented to the time Atlantic Aviation closes.

Christopher Frost:

Correct, and so what we’re saying is--

Josh Kolevzon, Balyasny Asset Management:

So you could announce--you could announce Atlantic Aviation tomorrow, in theory, right? It takes a few months for a deal to get done, have the re-org sometime in between there and then close Atlantic Aviation after that?

Christopher Frost:

Yeah, that is a possibility. I think what the point we were making was, you know, the shareholder approval process for the reorganization, we will be looking to see potentially in late May. We’re just simply making the point that once we have obtained shareholder approval, we would only implement the reorganization following having entered into an agreement and prior to the close, for the reasons that I outlined.

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Excerpt from the investor presentation of Macquarie Infrastructure Corporation first used on February 17, 2021:

Important Information For Investors And Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

In connection with the merger that is part of the proposed reorganization, Macquarie Infrastructure Holdings, LLC (“Holdings LLC”) filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 on February 17, 2021 that includes a proxy statement of Macquarie Infrastructure Corporation (“MIC”) that also constitutes a preliminary prospectus of Holdings LLC. The registration statement has not yet become effective. After the registration statement is declared effective by the SEC, a definitive proxy statement/prospectus will be mailed to stockholders of MIC. INVESTORS AND SECURITY HOLDERS OF MIC ARE STRONGLY ENCOURAGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders are able to obtain free copies of the registration statement and the proxy statement/prospectus and other documents filed with the SEC by MIC and Holdings LLC through the website maintained by the SEC at https://www.sec.gov. Copies of the documents filed with the SEC by MIC and Holdings LLC will also be available free of charge on MIC’s website at www.macquarie.com/mic or by writing to us at 125 West 55th Street, New York, New York 10019, United States of America, Attention: Investor Relations.

Certain Information Regarding Participants

MIC and its directors and executive officers may be considered participants in the solicitation of proxies in connection with the merger. Information about the directors and executive officers of MIC is set forth in its Annual Report on Form 10-K for the year ended December 31, 2020, which was filed with the SEC on February 17, 2021, its definitive proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on March 31, 2020, and its Current Report on Form 8-K, which was filed with the SEC on August 21, 2020. Other information regarding the participants of MIC in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the merger when they become available.

Disclaimer on Forward Looking Statements

This communication contains forward-looking statements. MIC may, in some cases, use words such as “project,” “believe,” “anticipate,” “plan,” “expect,” “estimate,” “intend,” “should,” “would,” “could,” “potentially” or “may” or other words that convey uncertainty of future events or outcomes to identify these forward-looking statements. Such statements include, among others, those concerning MIC’s expected financial performance and strategic and operational plans, statements regarding potential transactions related to the pursuit of strategic alternatives and the anticipated uses of any proceeds therefrom, statements regarding the anticipated specific and overall impacts of the COVID-19 pandemic, as well as all assumptions, expectations, predictions, intentions or beliefs about future events. Forward-looking statements in this communication are subject to a number of risks and uncertainties, some of which are beyond MIC’s control, including, among other things: changes in general economic or business conditions; the ongoing impact of the COVID-19 pandemic; MIC’s pursuit of strategic alternatives and the sale of MIC or any of its operating businesses or the termination of the sale effort; MIC’s ability to service, comply with the terms of and refinance debt; its ability to retain or replace qualified employees; in the absence of a sale or sales of its businesses, its ability to complete growth projects, deploy growth capital and manage growth, make and finance future acquisitions and implement its strategy; the regulatory environment; demographic trends; the political environment; the economy, tourism, construction and transportation costs; air travel; environmental costs and risks; fuel and gas and other commodity costs; MIC’s ability to recover increases in costs from customers; cybersecurity risks; work interruptions or other labor stoppages; risks associated with acquisitions or dispositions; litigation risks; risks related to MIC’s shared services initiative and its ability to achieve cost savings; reliance on sole or limited source suppliers, risks or conflicts of interests involving MIC’s relationship with the Macquarie Group; and changes in U.S. federal tax law. These and other risks and uncertainties are described under the caption “Risk Factors” in Item 1A of MIC’s Annual Report on Form 10-K for the year ended December 31, 2020 and in its other reports filed from time to time with the SEC.

MIC’s actual results, performance, prospects, or opportunities could differ materially from those expressed in or implied by the forward-looking statements. Additional risks of which MIC is not currently aware could also cause its actual results to differ. In light of these risks, uncertainties, and assumptions, you should not place undue reliance on any forward-looking statements. The forward-looking events discussed in this communication may not occur. These forward-looking statements are made as of the date of this release. MIC undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.